UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36340

EnLink Midstream Partners, LP

(Exact name of registrant as specified in its charter)

1722 Routh Street, Suite 1300 Dallas, Texas 75201 (214) 953-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.400% Senior Notes due 2024

4.150% Senior Notes due 2025

4.850% Senior Notes due 2026

5.600% Senior Notes due 2044

5.050% Senior Notes due 2045

5.450% Senior Notes due 2047

6.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	x
Rule 12g-4(a)(2)	o
Rule 12h-3(b)(1)(i)	x
Rule 12h-3(b)(1)(ii)	o
Rule 15d-6	o
Rule 15d-22(b)	o

Approximate number of holders of record as of the certification or notice date:

4.400% Senior Notes due 2024 – 58 holders

4.150% Senior Notes due 2025 – 61 holders

4.850% Senior Notes due 2026 – 60 holders

5.600% Senior Notes due 2044 – 46 holders

5.050% Senior Notes due 2045 – 46 holders

5.450% Senior Notes due 2047 – 52 holders

6.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units – 50 holders

[Signature Page Follows]

Pursuant to the requirements of the Securities Exchange Act of 1934, EnLink Midstream Partners, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EnLink Midstream Partners, LP

	By:	EnLink Midstream GP, LLC, its general partner

Date: January 29,2021	By:	/s/ Pablo G. Mercado
Name: Pablo G. Mercado
Title: Executive Vice President and Chief Financial Officer